                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

     Rule 13e-3 Transaction Statement under Section 13(e) of the Securities
                     Exchange Act of 1934 [Amendment No. 1]

                          ARAMEX INTERNATIONAL LIMITED
                                (Name of Issuer)

                          ARAMEX INTERNATIONAL LIMITED
                               WILLIAM S. KINGSON
                       (Name of Persons Filing Statement)

                       COMMON SHARES, U.S. $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   G04450 10 5
                      (CUSIP Number of Class of Securities)
          ------------------------------------------------------------

                                  FADI GHANDOUR
                          ARAMEX INTERNATIONAL LIMITED
                          2 BADR SHAKER ALSAYYAB STREET
                            UM UTHAYNA, P.O. BOX 3371
                                   AMMAN 11181
                                     JORDAN
                            + 962-6-551-5111 EXT. 404
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
            and Communications on Behalf of Persons Filing Statement)
          ------------------------------------------------------------

                                 With a copy to:

                             STEPHEN P. DOYLE, ESQ.
                           WILMER, CUTLER & PICKERING
                               2445 M STREET, N.W.
                             WASHINGTON, D.C. 20037
                                 (202) 663-6000

This statement is filed in connection with (check the appropriate box):

    a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c))
under the Securities Exchange Act of 1934 ("the Act").

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [X] A tender offer.

    d. [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------
             Transaction valuation*                            Amount of filing fee
------------------------------------------------------------------------------------------------
                  $62,741,554                                       $12,548.31
------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. Calculated based on 5,228,462 total common shares outstanding on a fully diluted basis multiplied by the offer price of $12.00 per share. This calculation is based on the assumption that all outstanding options and warrants are exercised prior to tendering into the offer.

    [X] Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $12,548.31
    Form or Registration No.: Schedule TO-T/13E-3
    Filing Parties: Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi and Groupe Cupola Luxembourgeoise Holdings S.A.
    Date Filed: January 10, 2002

                                  INTRODUCTION

    This Amendment No. 1 to Schedule 13E-3 (this "STATEMENT") is filed in conjunction with the Tender Offer Statement originally filed on January 10, 2002 under cover of Schedule TO-T/13E-3 (the "SCHEDULE TO-T/13E-3"), as amended by Amendment No. 1 to the Schedule TO-T/13E-3 filed on January 29, 2002, relating to the offer by Rasmala Distribution (Bermuda) Limited ("PURCHASER"), a company organized under the laws of Bermuda and a wholly-owned subsidiary of Rasmala Distribution (Cayman) Limited ("PARENT"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, to purchase all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan) of Aramex International Limited, a company organized under the laws of Bermuda, at a purchase price of $12.00 per share, in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2002 as amended and restated by Amendment No. 1 to the Schedule TO-T/13E-3 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal, which is incorporated hereto by reference to the Schedule TO-T/13E-3 originally filed on January 10, 2002 (which, as amended from time to time, together constitute the "OFFER"). The amended and restated Offer to Purchase is incorporated herein by reference to Exhibit (a)(1) of Amendment No. 1 to the Schedule TO-T/13E-3 filed on January 29, 2002.

    All information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference in response to all the items of this Statement, except as otherwise provided below. The information in the Schedule TO-T/13E-3, as amended and restated by Amendment No. 1, is also incorporated herein by reference.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The name of the subject company is Aramex International Limited ("Aramex"), which is the issuer of the common shares subject to the Offer. The name of the officer authorized to receive notices and communications on behalf of the filing persons is Fadi Ghandour. The officer's address is Aramex's principal place of business located at 2 Badr Shaker Alsayyab Street, Um Uthayna, P.O. Box 3371, Amman 11181, Jordan. Aramex's telephone number is +962-6-551-5111. The information set forth in the Offer to Purchase under Section 14 entitled "Certain Information Concerning Aramex" is incorporated herein by reference.

(b)     SECURITIES. The information set forth in the Offer to Purchase under
        Section 14 entitled "Certain Information Concerning Aramex" and Section 4 entitled "Purpose, Alternatives and Reasons of Bidders; Plans for Aramex" is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information set forth in the Offer to Purchase under Section 13 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" is incorporated herein by reference.

(d) DIVIDENDS. The information contained in Section 13 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" and the subsection of Section 13 entitled "Purchase of common shares" is incorporated herein by reference.

(e)     PRIOR PUBLIC OFFERINGS. Not Applicable.

(f) PRIOR STOCK PURCHASES. The information contained in Section 13 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" and the subsection of Section 13 entitled "Purchase of common shares" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a) NAME AND ADDRESS. The information about Aramex and William S. Kingson provided in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with Aramex," Section 7 entitled "Interests of Certain Persons in the Transaction," Section 14 entitled "Certain Information Concerning Aramex" and Schedule II is incorporated herein by reference.

(b) BUSINESS AND BACKGROUND OF ENTITIES. The information about Aramex set forth in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with Aramex," Section 14 entitled "Certain Information Concerning Aramex" and Schedule II is incorporated herein by reference.

(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information about William S. Kingson provided in the Offer to Purchase under Section 14 entitled "Certain Information Concerning Aramex" and Schedule II is incorporated herein by reference.

(d)     TENDER OFFER. The information contained in the Offer to Purchase under
        Section 8 entitled "Terms of the Offer," Section 15 entitled "Certain Information Concerning the Bidders," and Section 18 entitled "Certain Conditions of the Offer" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) MATERIAL TERMS. The information set forth in the Offer to Purchase under the captions "Summary Term Sheet," "Introduction," "Special Factors" and "The Tender Offer," including Section 1 entitled "Background of the Offer; Contacts with Aramex," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," Section 3 entitled "Positions of the Parties Regarding Fairness of the Offer,"
        Section 4 entitled "Purpose, Alternatives and Reasons of Bidders; Plans for Aramex," Section 6 entitled "Certain Effects of the Transaction; Possible Effect of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations," Section 7 entitled "Interests of Certain Persons in the Transaction," Section 8 entitled "Terms of the Offer," Section 9 entitled "Procedures for Tendering Shares," Section 10 entitled "Withdrawal Rights," Section 11 entitled "Acceptance for Payment and Payment," Section 12 entitled "Certain U.S. Federal Income Tax Consequences," Section 17 entitled "Certain Agreements," Section 18 entitled "Certain Conditions of the Offer," and
        Section 20 entitled "Certain Legal Matters" is incorporated herein by reference.

(c) DIFFERENT TERMS. The information set forth in the Offer to Purchase under Section 7 entitled "Interests of Certain Persons in the Transaction" is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information set forth in the Offer to Purchase under the captions "Summary Term Sheet," "Introduction," and "Special Factors," including Section 4 entitled "Purpose, Alternatives and Reasons of Bidders; Plans for Aramex," and Section 17 entitled "Certain Agreements" is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth in the Offer to Purchase under the caption "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," Section 3 entitled "Positions of the Parties Regarding Fairness of the Offer" and Section 5 entitled "Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference.

(f)     ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)-(c), (e) TRANSACTIONS; SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR
             CONTACTS; AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Offer to Purchase under Section 1 entitled "Background of the Offer; Contacts with Aramex," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," Section 3 entitled "Positions of the Parties Regarding Fairness of the Offer," Section 4 entitled "Purpose, Alternatives and Reasons of Bidders; Plans for Aramex,"
             Section 7 entitled "Interests of Certain Persons in the Transaction," and Section 17 entitled "Certain Agreements" is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) and (d); USE OF SECURITIES ACQUIRED; PLANS; SUBJECT COMPANY NEGOTIATIONS.
(c)(1)-(8) The information set forth in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," Section 4 entitled "Purpose, Alternatives and Reasons of Bidders; Plans for Aramex," and Section 6 entitled "Certain Effects of the Transaction; Possible Effects of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)-(d) PURPOSES; ALTERNATIVES; REASONS; EFFECTS. The information set forth in the Offer to Purchase under the captions "Introduction," "Summary Term Sheet," and "Special Factors," including Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," Section 4 entitled "Purpose, Alternatives and Reasons of Bidders; Plans for Aramex," and Section 6 entitled "Certain Effects of the Transaction, Possible Effect of the Offer on the Market for the Common Shares; Exchange Act Registration; Margin Regulations" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)          FAIRNESS. The information set forth in the Offer to Purchase under
             Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," and Section 3 entitled "Positions of the Parties Regarding Fairness of the Offer" is incorporated herein by reference.

(b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Offer to Purchase under Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," and Section 3 entitled "Positions of the Parties Regarding Fairness of the Offer" is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Offer to Purchase under Section 3 entitled "Positions of the Parties Regarding Fairness of the Offer" is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Offer to Purchase under the caption entitled "Summary Term Sheet,"
             Section 1 entitled "Background of the Offer; Contacts with Aramex,"
             Section 2 entitled "Fairness of the Offer; Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," and Section 3 entitled "Positions of the Parties Regarding Fairness of the Offer" is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information set forth in the Offer to Purchase under Section 2 entitled "Fairness of the Offer, Recommendations and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex" is incorporated herein by reference.

(f) OTHER OFFERS. The information set forth in the Offer to Purchase under Section 1 entitled "Background of the Offer, Contacts with Aramex" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) - (c)    REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE
             REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the
             Offer to Purchase under Section 5 entitled "Reports, Opinions,
             Appraisals and Negotiations" is incorporated herein by reference.
             The Fairness Opinion of BB&T Capital Markets, a division of Scott &
             Stringfellow, Inc., which was filed as Exhibit (c)(1) to the Offer to Purchase originally filed on January 10, 2002, is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the Offer to Purchase under Section 16 entitled "Source and Amount of Funds" is incorporated herein by reference.

(c)          EXPENSES. The information contained in the Offer to Purchase under
             Section 21 entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) SECURITIES OWNERSHIP. The information contained in the Offer to Purchase under Section 7 entitled "Interests of Certain Persons in the Transaction," Section 13 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares,"
             Section 14 entitled "Certain Information Concerning Aramex," and
             Section 15 entitled "Certain Information Concerning the Bidders" is incorporated herein by reference.

(b) SECURITIES TRANSACTIONS. The information contained in the Offer to Purchase under Section 13 entitled "Price Range of Common Shares; Dividends on Common Shares; Purchases of Common Shares" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d) and (e)  INTENT TO TENDER; INTENT TO TENDER OR VOTE IN A GOING-PRIVATE
             TRANSACTION; RECOMMENDATIONS OF OTHERS. The information set forth in the Offer to Purchase under the caption entitled "Summary Term Sheet," Section 2 entitled "Fairness of the Offer; Recommendation and Reasons of the Special Committee and the Board of Directors; Purpose, Reasons and Alternatives of Aramex," Section 3 entitled "Positions of the Parties Regarding Fairness of the Offer," Section 7 entitled "Interests of Certain Persons in the Transaction,"
             Section 15 entitled "Certain Information Concerning the Bidders," and Section 17 entitled "Certain Agreements" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a) FINANCIAL INFORMATION. The consolidated financial statements for Aramex's 1999 and 2000 fiscal years found in Aramex's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission (the "SEC") on July 2, 2001 are incorporated herein by reference. Aramex's quarterly financial report on Form 6-K reporting the results of the nine-month period ended September 30, 2001 and filed with the SEC on December 31, 2001 is also incorporated herein by reference.

(b)          PRO FORMA INFORMATION. Not applicable.

(c) SUMMARY INFORMATION. The information contained in the Offer to Purchase under Section 14 entitled "Certain Information Concerning Aramex" is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) - (b)    SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS.
             The information contained in the Offer to Purchase under Section 5 entitled "Reports, Opinions, Appraisals and Negotiations," Section
             14 entitled "Certain Information Concerning Aramex" and Section 21 entitled "Fees and Expenses" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

(b) OTHER MATERIAL INFORMATION. The information contained in the Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.

ITEM 16.  EXHIBITS

Exhibit No            Description
----------            -----------
Exhibit (a)(1)        Offer to Purchase, dated January 29, 2002

Exhibit (a)(2)        Letter of Transmittal*

Exhibit (a)(3)        Notice of Guaranteed Delivery*

Exhibit (a)(4)        Form of Notice of Conditional Exercise*

Exhibit (a)(5)        Instructions for Conditional Exercise*

Exhibit (a)(6)        Memorandum to Eligible Option Holders*

Exhibit (a)(7)        Letter to Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees*

Exhibit (a)(8)        Letter to Clients for Use by Brokers, Dealers, Commercial
                      Banks, Trust Companies and Other Nominees*

Exhibit (a)(9)        Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9*

Exhibit (a)(10)       Guidelines for Certification of Foreign Status of
                      Beneficial Owner for United States Tax Withholding on
                      Form W-8BEN*

Exhibit (a)(11)       Text of Joint Press Release issued by Rasmala Distribution
                      (Cayman) Limited and Aramex International Limited on
                      January 4, 2002**

Exhibit (a)(12)       Text of Joint Press Release issued by Rasmala Distribution
                      (Cayman) Limited and Aramex International Limited on
                      January 10, 2002*

Exhibit (a)(13)       Summary Advertisement, published January 10, 2002*

Exhibit (b)(1)        Senior Bridge Facility Agreement, dated January 3, 2002,
                      between Rasmala Distribution

                      (Cayman) Limited as borrower, Rasmala Distribution
                      (Bermuda) Limited as guarantor and SHUAA Capital p.s.c. as lender*

Exhibit (b)(2)        Mezzanine Bridge Facility Agreement, dated January 3,
                      2002, between Rasmala Distribution (Cayman) Limited as
                      borrower, Rasmala Distribution (Bermuda) Limited as
                      guarantor and Capital Trust N.V. as lender*

Exhibit (b)(3)        Investor Loan Agreement, dated January 3, 2002, between
                      Rasmala Distribution (Cayman) Limited as parent, Rasmala
                      Distribution (Bermuda) Limited as guarantor and arranged
                      by Rasmala Buyout Fund LP*

Exhibit (b)(4)        Intragroup Loan Agreement, dated January 3, 2002, between
                      Rasmala Distribution (Cayman) Limited as lender and
                      Rasmala Distribution (Bermuda) Limited as borrower*

Exhibit (c)(1)        Opinion of BB&T Capital Markets, a division of Scott &
                      Stringfellow, Inc., dated January 3, 2002*

Exhibit (c)(2)        Presentation Materials of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., dated January 3, 2002*

Exhibit (d)(1)        Agreement and Plan of Amalgamation, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited, Rasmala
                      Distribution (Bermuda) Limited and Aramex International
                      Limited***

Exhibit (d)(2)        Voting and Tender Agreement, dated January 3, 2002, among
                      Fadi Ghandour, Rula Ghandour, William Kingson, Rasmala
                      Distribution (Cayman) Limited and Rasmala Distribution
                      (Bermuda) Limited*

Exhibit (d)(3)        Confidentiality Agreement, dated September 12, 2001,
                      between Aramex International Limited and Groupe Cupola
                      Luxembourgeoise Holdings S.A.*

Exhibit (d)(4)        Escrow Agreement, dated January 3, 2002, among Fadi
                      Ghandour, Rula Ghandour, William Kingson, Rasmala
                      Distribution (Cayman) Limited, Rasmala Distribution
                      (Bermuda) Limited and American Stock Transfer & Trust
                      Company*

Exhibit (d)(5)        Subscription and Shareholders' Agreement, dated January 3,
                      2002, among Rasmala Distribution (Cayman) Limited, Fadi
                      Ghandour, Rasmala Buyout Fund LP (acting by Rasmala
                      General Partners II Limited) and Champa Co-Investors
                      (Cayman) Limited*

Exhibit (d)(6)        Employment Agreement, dated January 1997, among Fadi
                      Ghandour and Aramex International Limited****

Exhibit (d)(7)        Employment Agreement, dated January 1997, among William
                      Kingson and Aramex International Limited****

Exhibit (d)(8)        Deed of Covenant, dated January 3, 2002, among Rasmala
                      Distribution (Cayman) Limited, Aramex International
                      Limited and Fadi Ghandour*

Exhibit (d)(9)        Deed of Covenant, dated January 3, 2002, among Rasmala
                      Distribution (Cayman) Limited, Aramex International
                      Limited and William Kingson*

Exhibit (d)(10)       Deed of Variation, dated January 3, 2002, among Fadi
                      Ghandour and Aramex International Limited*

Exhibit (d)(11)       Letter of Appointment, dated January 3, 2002, among
                      William Kingson and Aramex International Limited*

Exhibit (d)(12)       Letter of Appointment, dated January 3, 2002, among
                      William Kingson and Rasmala Distribution (Cayman) Limited*

Exhibit (d)(13)       Letter of Resignation, dated January 3, 2002, by William
                      Kingson and Aramex International Limited*

Exhibit (d)(14)       Share Charge, dated January 3, 2002, between Rasmala
                      Distribution (Bermuda) Limited and SHUAA Capital p.s.c. as
                      security trustee*

Exhibit (f)(1)        Section 106 of the Companies Act 1981 (Bermuda) (regarding appraisal rights)*

* Incorporated by reference to the Schedule TO-T/13E-3 filed by Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi, Groupe Cupola Luxembourgeoise Holdings S.A. and Champa Co-Investors (Cayman) Limited on January 29, 2002

** Incorporated by reference to the Schedule TO-C filed by Rasmala Distribution (Bermuda) Limited, Rasmala Distribution (Cayman) Limited, Fadi Ghandour, Rasmala Buyout Fund LP, Rasmala General Partners II Limited, Rasmala Partners Ltd., Ali Samir al Shihabi, Imtiaz Hydari, Salman Mahdi, Shirish Saraf, Arif Naqvi, Groupe Cupola Luxembourgeoise Holdings S.A. and Champa Co-Investors (Cayman) Limited on January 29, 2002.

*** Exhibit B to the Agreement and Plan of Amalgamation, the Memorandum and Association of Aramex International Limited, is hereby incorporated by reference to Amendment No. 2 to Form F-1 filed by Aramex International Limited on December 13, 1996.

        Exhibit D to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(10) herein, the Deed of Variation among Fadi Ghandour and Aramex International Limited.

        Exhibit E to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(12) herein, the Letter of Appointment among William Kingson and Aramex International Limited.

**** Incorporated by reference to Amendment No. 1 to Form F-1 filed by Aramex International Limited on November 6, 1996.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  ARAMEX INTERNATIONAL LIMITED



Dated:  January 29, 2002          By: /s/ WILLIAM S. KINGSON
                                     ---------------------------------
                                     Name:  William S. Kingson
                                     Title: Chairman of the Board of Directors



Dated:  January 29, 2002              /s/ WILLIAM S. KINGSON
                                     ---------------------------------
                                     Name:  William S. Kingson